[redacted]

SEC 10028050 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49200

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rydex Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9601 Blackwell Road, Suite 500
(No. and Street)

Rockville	Maryland	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Martinez — 785-438-3442 or 800-888-2461 ext. 3442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

1200 Main Street, Suite 2500	Kansas City	Missouri	64105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rydex Distributors, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

SHELLEY R. GOWER
Notary Public
State of Kansas
My Appt. Expires 4-7-10

[signature]
Notary Public

[signature]
Signature

Richard Martinez
FINOP
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. (bound under separate cover)
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Rydex Distributors, Inc. (An Indirect Wholly Owned Subsidiary of Security Benefit Mutual Holding Company)
December 31, 2009

Ernst & Young LLP

ERNST & YOUNG

Report of Independent Accountants on Applying Agreed-Upon Procedures

The Board of Directors and Management
Rydex Distributors, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Rydex Distributors, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Rydex Distributors, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Rydex Distributors, Inc.'s management is responsible for Rydex Distributors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries which would include copies of the checks mailed to the SIPC, noting no differences.

2. Compared the amounts reported on schedules derived from the FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009, with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Kansas City, Missouri
February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049200 FINRA DEC
RYDEX DISTRIBUTORS INC 11*11
9601 BLACKWELL RD STE 500
ROCKVILLE MD 20850-6478

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (300)

1-8-09 and 8-19-09
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) (150)

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ (150)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ —

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

Rydex Distributors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Treasurer
(Title)

Dated the 25 day of February, 20 10

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.		Amount
2a	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 34,700,463
2b	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	—
	(2) Net loss from principal transactions in securities in trading accounts	—
	(3) Net loss from principal transactions in commodities in trading accounts	—
	(4) Interest and dividend expense deducted in determining item 2a.	—
	(5) Net loss from management of or participation in the underwriting or distribution of securities	—
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
	(7) Net loss from securities in investment accounts.	—
	Total additions	—
2c	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	31,807,225
	(2) Revenues from commodity transactions	—
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	15,762,867
	(4) Reimbursements for postage in connection with proxy solicitation	
	(5) Net gain from securities in investment accounts	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	98,970
	(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):	—
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ —	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ —	
	Enter the greater of line (i) or (ii)	—
	Total deductions	47,669,062
2d	SIPC Net Operating Revenues	$ (12,968,599)
2e	General Assessment @ .0025	$ 150

(to page 1 but not less than $150 minimum)

Rydex Distributors, Inc.
(An Indirect Wholly Owned Subsidiary of
Security Benefit Mutual Holding Company)

Statement of Financial Condition

December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm....................1

Statement of Financial Condition....................2
Notes to Statement of Financial Condition....................3

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Rydex Distributors, Inc.

We have audited the accompanying statement of financial condition of Rydex Distributors, Inc. (the Company), an indirect wholly owned subsidiary of Security Benefit Mutual Holding Company, as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rydex Distributors, Inc. at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Kansas City, Missouri
February 26, 2010

Rydex Distributors, Inc.
(An Indirect Wholly Owned Subsidiary of
Security Benefit Mutual Holding Company)

Statement of Financial Condition

December 31, 2009
(In Thousands, Except Per Share Data)

Assets		
Cash and cash equivalents	$	10,884
Investment securities in affiliated mutual funds, at fair value		214
Fees and expenses receivable from Funds		2,569
Due from affiliated companies		1,433
Other receivables		29
Prepaid fees		1,320
Deferred selling commissions, net of accumulated amortization of $176		1,801
Property and equipment, net of accumulated depreciation of $35		44
Other assets		115
Total assets	$	18,409
Liabilities and stockholder's equity		
Liabilities:		
Accrued commissions and distribution costs	$	3,090
Accrued compensation		2,340
Due to affiliated companies		1,312
Net deferred income tax liability		631
Accounts payable		398
Income taxes payable (including $94 to affiliates)		142
Accrued expenses		28
Total liabilities		7,941
Stockholder's equity:		
Voting common stock, no par value; 1,000 shares authorized, issued, and outstanding		8,407
Nonvoting common stock, par value $0.0001; 100,000 shares authorized, issued, and outstanding		–
Contributed capital		1,161
Retained earnings		900
Total stockholder's equity		10,468
Total liabilities and stockholder's equity	$	18,409

See accompanying notes.

Rydex Distributors, Inc.
(An Indirect Wholly Owned Subsidiary
of Security Benefit Mutual Holding Company)

Notes to Statement of Financial Condition

December 31, 2009
(In Thousands)

1. Ownership and Nature of Business

Rydex Distributors, Inc. (the Company), is a wholly owned subsidiary of Rydex Holdings, LLC (RHLLC), which is a wholly owned subsidiary of Security Benefit Corporation (SBC). SBC is a wholly owned subsidiary of Security Benefit Mutual Holding Company (SBMHC).

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company has offices in Rockville, Maryland and Schaumburg, Illinois. The Company serves as distributor for the following: the Rydex Series Funds and Rydex Dynamic Funds; Rydex Variable Trust and Rydex ETF Trust; Security Equity Fund, Security Income Fund, Security Large Cap Value Fund, Security Mid Cap Growth Fund, and SBL Fund; and the CurrencyShares Australian Dollar Trust, CurrencyShares British Pound Sterling Trust, CurrencyShares Canadian Dollar Trust, CurrencyShares Euro Trust, CurrencyShares Hong Kong Dollar Trust, CurrencyShares Japanese Yen Trust, CurrencyShares Mexican Peso Trust, CurrencyShares Russian Ruble Trust, CurrencyShares Singapore Dollar Trust, CurrencyShares South African Rand, CurrencyShares Swedish Krona Trust, and CurrencyShares Swiss Franc Trust (CurrencyShares Trusts).

Additionally, through August 28, 2009, the Company executed transactions as an introducing broker/dealer. Customer accounts were carried by a clearing broker/dealer on a fully disclosed basis. The Company earned transaction and asset-based fees as a result of customer activities and paid the clearing broker/dealer fees for executing customer activity and maintaining the accounts.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Revenue Recognition

The Company receives a mutual fund service fee from the Rydex Variable Trust for providing shareholder services and, in turn, compensates service providers who have entered into agreements with the Company to provide such services. Rydex Fund Services, Inc. (RFS), an affiliated entity, has agreed to reimburse the Company for the portion of the fees due to third parties that are in excess of the amount received by the Company.

The Company serves as underwriter for the Rydex Series Funds, Rydex Dynamic Funds, and, effective as of October 16, 2009, the Security Equity, Income, Large Cap Value, and Mid Cap Growth Funds. A mutual fund service fee is received based on an annual percentage of average daily net assets of these funds. A portion of these fees is paid by the Company to third parties who have entered into agreements with the Company in connection with the sale of shares of these funds.

The Company receives fees from PADCO Advisors, Inc. (PADCO) for services in connection with the promotion of PADCO, PADCO Advisors II, Inc. (PADCO II), and the Rydex Funds. Those services include maintaining a national service operation for the registered investment advisors and broker/dealers that recommend and/or sell the Rydex Funds.

Contingent deferred sales charges are recorded as earned based on the early redemption of the shares of certain affiliated investment companies during the contingent deferred sales charge period.

Cash and Cash Equivalents

Cash and cash equivalents include operating cash, money market funds, and other investments with maturities of less than 90 days.

2. Significant Accounting Policies (continued)

Investment Securities

The Company's investment in trading securities are stated at fair value based on published market prices. The specific-identification method is used to determine cost in computing realized gains and losses.

Deferred Selling Commissions

Effective October 16, 2009, the Company became the distributor of the Security Equity, Income, Large Cap Value, and Mid Cap Growth Funds. These funds were previously distributed by an affiliated broker/dealer. The deferred costs related to these funds in the amount of $1,869, along with associated deferred taxes of $708, were contributed to the Company on December 28, 2009.

The Company defers certain costs, principally sales commissions, paid to broker/dealers in connection with the sale of certain shares of affiliated mutual funds with distribution fees and contingent deferred sales charges.

Property and Equipment

Property and equipment, consisting of data processing hardware and leasehold improvements are recorded at cost less accumulated depreciation. The related provision for depreciation is computed using the straight-line method over the estimated lives of the asset, which ranges from three to seven years or for leasehold improvements, the remaining term of the lease.

2. Significant Accounting Policies (continued)

Prepaid Fees

In connection with the distribution of certain shares of affiliated mutual funds, the Company pays independent investment advisors and broker/dealers for certain services. A portion of these distribution service fees are paid in advance. If the shares are redeemed within one year, the Company is entitled to recover the original fee.

Income Taxes

For years ending prior to December 31, 2009, the Company filed federal and state income tax returns on a separate company basis. Beginning in 2009, the Company is included in a life/nonlife consolidated federal income tax return filed by SBMHC and its subsidiaries. Income taxes are allocated to the Company as if it filed a separate income tax return. Uncertain tax positions are recognized to the extent they satisfy the criteria under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Accounting for Uncertainty in Income Taxes*, which requires that an uncertain tax position be more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely to be realized upon settlement. Deferred income taxes relate principally to deferred selling commissions. With few exceptions, the Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2006. The Internal Revenue Service (IRS) is not currently examining any of the Company's federal tax returns.

The asset and liability method provides that deferred income taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition. These temporary differences result in taxable or deductible amounts in future years.

(In Thousands)

2. Significant Accounting Policies (continued)

New Accounting Pronouncements

In May 2009, the FASB issued new guidance that established general accounting standards and disclosure for events occurring subsequent to the balance sheet date but before the statement of financial condition is issued. This guidance is effective for interim and annual accounting periods ending after June 15, 2009. The Company adopted this guidance effective December 31, 2009, and the adoption did not have a material impact on the statement of financial condition.

In June 2009, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 168, *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles*, which was subsequently incorporated into ASC Subtopic 105-10, *Generally Accepted Accounting Principles – Overall.* This guidance replaces SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*, and established the FASB Accounting Standards Codification ™ as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of the statement of financial condition in conformity with generally accepted accounting principles (GAAP). This guidance replaced previous guidance related to the same issue and became effective for interim and annual reporting periods ending after September 15, 2009. The Company adopted the guidance, and the adoption did not have a material impact on the statement of financial condition.

3. Property and Equipment

Property and equipment recorded at cost, at December 31, 2009, are summarized as follows:

Data processing equipment	$ 65
Leasehold improvements	14
	79
Less accumulated depreciation	35
	$ 44

(In Thousands)

4. Operating Leases

The Company conducts portions of its operations from leased facilities in Maryland and Illinois.

Future minimum payments under these noncancelable leases are as follows for years ending December 31:

2010	$	160
2011		54
Total minimum rental payments	$	214

5. Income Taxes

As of December 31, 2009, the Company recognized net deferred income tax liabilities in the amount of $631. These liabilities represent the temporary differences arising from the different methods of accounting for accrued vacation pay, unrealized securities losses, and depreciation expense.

The gross carrying amounts for deferred income tax assets and liabilities as of December 31, 2009, are as follows:

Deferred income tax liability	$	(742)
Deferred income tax asset		111
Net deferred income tax liability	$	(631)

The Company did not record a valuation allowance against its deferred income tax assets as of the beginning or end of 2009, as the Company believes it is more likely than not that there is an ability to realize its deferred income tax assets.

6. Retirement Plan

The Company has a qualified 401(k) plan that covers employees who meet specified age and employment requirements. Contributions other than employee deferrals are at the discretion of management. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts, plus actual earnings thereon, is based on years of continuous service. A participant is 100% vested after six years of credited service.

7. Fair Values Hierarchy

In accordance with FASB ASC 820, the Company groups its financial assets measured at fair value in three levels, based on the inputs and assumptions used to determine the fair value. The levels are as follows:

Level 1 – Valuations are based upon unadjusted quoted prices for identical instruments traded in active markets. The Company Level 1 assets include cash and cash equivalents and mutual funds.

Level 2 – Valuations are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which significant assumptions are observable in the market.

Level 3 – Valuations are generated from techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's assumptions that market participants would use in pricing the asset or liability.

Determination of Fair Value

Under FASB ASC 820, the Company bases fair values on the price that would be received to sell an asset (exit price) in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820.

(In Thousands)

7. Fair Values Hierarchy (continued)

The following table presents categories reported at fair value on a recurring basis for the year ended December 31, 2009.

	2009			
		Fair Value Hierarchy Level		
	Fair Value	Level 1	Level 2	Level 3
Assets:				
Cash equivalents	$ 7,855	$ 7,855	$ –	$ –
Affiliated mutual funds	214	214	–	–
Total	$ 8,069	$ 8,069	$ –	$ –

8. Deferred Selling Commissions

An analysis of the deferred selling commissions asset balance is presented below for the year ended December 31, 2009:

Contribution of deferred selling commissions (net deferred income tax liability of $708)	$ 1,869
Costs deferred during the year	108
Amortized to expense during the year	(176)
Balance at end of year	$ 1,801

9. Related-Party Transactions

RHLLC owns the following: 100% of PADCO, which provides investment advisory services to the Rydex Series Funds and the Rydex Dynamic Funds that are part of a complex of mutual funds that registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940; 100% of RFS, which provides portfolio accounting, general administrative, shareholder, dividend disbursement, transfer agent, and registrar services; and 100% of PADCO II, which provides management advisory services to the Rydex Variable Trust and the Rydex ETF Trust. Rydex Specialized Products, LLC, a wholly owned subsidiary of PADCO II, serves as sponsor of the CurrencyShares Trusts.

(In Thousands)

9. Related-Party Transactions (continued)

The Company receives fees from Rydex Variable Trust for providing investor services. The Company, in turn, compensates third parties for providing such services. The Company is reimbursed by RFS for the portion of the fees that it pays to third parties that are in excess of the fees received from Rydex Variable Trust.

As of December 31, 2009, the Company has investments of $6,395 in a money market mutual fund and $214 in other mutual fund investments sponsored by PADCO.

A summary of amounts due from and payable to affiliated companies at December 31, 2009, is as follows:

Due from affiliated companies:	
PADCO	$ 934
PADCO II	183
RFS	316
	$ 1,433
Due to affiliated companies:	
SBC	$ 151
SBL	911
SDI	49
SI	64
RHLLC	65
FSBL	72
	$ 1,312

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated outside of its affiliated group.

(In Thousands)

10. Contingencies

The Company has been named as a co-defendant in a proposed class action lawsuit filed in federal court in the District of Maryland, Baltimore Division, entitled *Marini, et al. v. Janus Investment Fund, et al.* The plaintiffs, who bought, sold, or otherwise held shares in one or more Janus mutual funds during the relevant period between November 2001 and September 2003, have brought claims under Section 10(b) of the Securities Exchange Act of 1934 and alleged that the Company and others engaged in a series of practices known as "market timing" and "late trading" at the expense of other investors in certain Janus mutual funds. The plaintiffs seek damages in the amount of $22,000. The plaintiffs and the Company agreed in principle to settle the claims plaintiffs asserted against the Company for $90. This amount is accrued in the statement of financial condition at December 31, 2009. The action has been stayed as to the Company while the other parties negotiate a settlement.

The Company received a letter dated July 17, 2009, from the Market Regulation Department of Federal Industry Regulatory Authority (the Department), stating that the Department had made a preliminary determination to recommend disciplinary action against the Company for failure to transmit Reportable Order Events to the Order Audit Trail System (OATS). The Company responded to the Department's letter on August 7, 2009. There has been no further correspondence with the Department concerning the matter.

Other Legal and Regulatory Matters

In the ordinary course of business, the Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial condition. However, the Company is unable to predict the outcome of these matters.

Various legal proceedings and other matters have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to its financial condition.

(In Thousands)

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital of the greater of \$250 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of \$3,655, which was \$3,141 in excess of its required net capital of \$514. The Company claims exemption from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to the subparagraph (k)(2)(ii) thereof. The Company's ratio of aggregate indebtedness to net capital was 2.11 to 1 at December 31, 2009.

12. Subsequent Events

On February 15, 2010, SBMHC entered into a definitive agreement with Guggenheim SBC Holdings LLC (the Purchaser) to sell all of the outstanding capital stock of SBC, at which time SBMHC will demutualize and then be dissolved. This transaction provides for the injection of capital into SBC.

The transaction will require certain regulatory approvals, approval by the members of SBMHC, and approval by the shareholders of the mutual funds and exchange-traded funds sponsored by affiliates of SBMHC. The transaction is expected to close during 2010 and will effect a transition in ownership of the Company.

On February 25, 2010, SBC issued a note (the Note) in the principal amount of \$175 million to Purchaser in return for a loan of \$175 million in cash, the proceeds of which were contributed to SBL. The Note matures on the earlier to occur of (i) January 31, 2011, or (ii) the date that certain termination events occur under the transaction agreement, and together with any interest thereon, will convert to equity of SBC upon closing of the acquisition transaction. The Note is (a) secured by a first priority lien on all of SBC's interest in the outstanding membership interests of each of RHLLC, Security Global Investors, LLC (SGI) and Security Investors, LLC (SI) and all of the outstanding stock of se^2, inc. and (b) guaranteed by RHLLC, SGI, SI and se^2, inc., which guarantee is secured by all of the assets of SGI, SI and se^2, inc.

SBC and the Purchaser have further agreed that, if the foregoing transaction does not close, other than for certain reasons, SBC will sell to the Purchaser, and the Purchaser will buy from SBC, subject to certain conditions, RHLLC, SI, and SGI.

Subsequent events have been evaluated through February 26, 2010, which is the date the statement of financial condition was issued.